Tradeweb LLC
Statement of Financial Condition
December 31, 2016 (in thousands)

Assets		
Cash	$	45,723
Accounts receivable, net of allowance		22,288
Receivable from affiliates		100
Other assets		456
Total assets	$	68,567
Liabilities and Member's Capital		
Deferred revenue	$	68
Accounts payable and accrued expenses		1,547
Accrued compensation		19,600
Payable to affiliates		7,147
Total liabilities		28,362
Member's capital		40,205
Total liabilities and member's capital	$	68,567

The accompanying notes are an integral part of this financial statement.